Exhibit 12.01
COMPUTATION OF RATIOS
March 31, 2017
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Three Months Ended March 31, 2017	Twelve Months Ended March 31, 2017	Years ended December 31,
Dollars in Millions			2016	2015	2014	2013	2012
Fixed Charges as defined:
Interest on debt	$92.8	$364.0	$356.8	$327.8	$318.2	$305.9	$301.3
Amortization of debt premium, discount and expense (net)	1.0	4.4	4.5	4.7	9.7	5.3	4.9
Interest component on rentals	0.8	3.4	3.5	3.7	4.1	4.9	4.9
Total Fixed Charges (A)	$94.6	$371.8	$364.8	$336.2	$332.0	$316.1	$311.1
Earnings as defined:
Pretax income from continuing operations	$244.9	$855.0	$865.6	$1,138.4	$786.0	$693.8	$601.6
Total fixed charges above	94.6	371.8	364.8	336.2	332.0	316.1	311.1
Pretax equity in (earnings) losses of investees	0.1	(0.6)	(0.7)	0.8	(1.4)	(3.2)	(3.3)
Cash distributions from equity investees	0.9	3.7	3.7	4.0	7.4	9.6	3.3
Total Earnings (B)	$340.5	$1,229.9	$1,233.4	$1,479.4	$1,124.0	$1,016.3	$912.7
Ratio of Earnings to Fixed Charges (B/A)	3.60	3.31	3.38	4.40	3.39	3.22	2.93

SCE&G:	Three Months Ended March 31, 2017	Twelve Months Ended March 31, 2017	Years ended December 31,
Dollars in Millions			2016	2015	2014	2013	2012
Fixed Charges as defined:
Interest on debt	$74.3	$290.7	$284.6	$258.4	$237.6	$226.4	$217.4
Amortization of debt premium, discount and expense (net)	0.7	3.3	3.5	3.7	4.4	4.2	3.9
Interest component on rentals	1.0	4.0	4.0	4.1	4.0	4.5	3.2
Total Fixed Charges (A)	$76.0	$298.0	$292.1	$266.2	$246.0	$235.1	$224.5
Earnings as defined:
Pretax income from continuing operations	$163.8	$765.5	$774.1	$711.0	$676.0	$579.7	$509.5
Total fixed charges above	76.0	298.0	292.1	266.2	246.0	235.1	224.5
Pretax equity in losses of investees	0.8	2.9	3.1	5.0	5.3	3.5	3.8
Total Earnings (B)	$240.6	$1,066.4	$1,069.3	$982.2	$927.3	$818.3	$737.8
Ratio of Earnings to Fixed Charges (B/A)	3.17	3.58	3.66	3.69	3.77	3.48	3.29